November 19, 2021

VIA EDGAR
Ms. Keira Nakada
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Golden Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 12, 2021
File No. 000-24993
Form 10-Q for the Fiscal Quarter Ended September 30, 2021
Filed November 5, 2021
Response dated October 22, 2021
File No. 000-24993

Dear Ms. Nakada:
Golden Entertainment, Inc. (the “Company”) is in receipt of the Staff’s letter dated November 9, 2021 with respect to the Annual Report on Form 10-K for the year ended December 31, 2020, Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and the Response Letter dated October 22, 2021 referenced above. For ease of reference, we have set forth the Staff’s comments in bold font and the Company’s responses below.
Form 10-K for the Fiscal Year Ended December 31, 2020
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 28
1.We read your response to comment 1. Please disclose how the expense amounts presented on page 28 for Casinos, Distributed Gaming and Corporate and Other reconcile to their adjusted EBITDA amounts (discussed in Note 15 of your financial statements). In addition, explain why only a portion of the segment expenses included in adjusted EBITDA are presented on page 28 or revise your disclosures accordingly. As the total expenses line item on page 28 appears to represent total operating expenses, also retitle the total operating expenses and total expenses line items to better reflect what they actually represent. Further, as Corporate and Other expenses significantly reduced adjusted EBITDA in each period presented, these amounts appear to be material to understanding the changes between periods in adjusted EBITDA. Please disclose the business reasons for changes between periods in each segment's adjusted EBITDA, as well as Corporate and Other adjusted EBITDA, and describe in greater detail the specific types of costs included in Corporate and Other adjusted EBITDA. In circumstances where there is more than one business reason for a material change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K. Please show us your revised disclosures.
Response:
In future filings, the Company will modify the presentation of results of operations included in MD&A. Attachment I to this response includes a revised format to our results of operations chart on page 28 which will be included in future filings. The revised presentation includes the consolidated income statement and revenues and Adjusted EBITDA in total and by reportable segment along with the reconciliation to consolidated net income (loss) for all periods presented. Table 1 and Table 2 will be presented in the beginning of the results of operations section followed by a narrative discussing material changes in period over period balances, including an assessment of changes in segment revenues and Adjusted EBITDA by reportable segment. We also acknowledge that in circumstances where there is more than one business reason for a material change, we will quantify the incremental impacts. Table 3 presenting reconciliation from net income (loss) to Adjusted EBITDA will conclude the section.
For purposes of our disclosure, Corporate and Other expenses include share-based compensation expense, unallocated payroll, professional fees, aircraft expenses and various other expenses not directly related to our Casinos and Distributed Gaming operations.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51
2.Your response to comment 2 states that both you and the third-party business location hold an applicable gaming license under the participation agreements. Please tell us and disclose the specific type of gaming license that each party holds. Also, tell us and disclose the key difference(s) between the participation agreements and space lease agreements with revenue share provisions.
Response:
In future filings, the Company will include the following discussion surrounding the differences between participation agreements and space lease agreements.
Under participation agreements, the Company and the third-party location each hold a restricted gaming license (limiting the number of machines and game types) in order to be able to receive a percentage of gaming revenue earned on the Company’s slot machines. The business location retains a percentage of the gaming revenue generated from the Company’s slot machines. Under participation agreements, the Company concluded it retains control over the slot machines placed at the business location’s premises due to its control over the hold percentage, types of slot machines and games made available on such machines, physical access to the contents of the gaming devices, and its responsibility for repair and servicing of the slot machines. Therefore, these agreements do not contain a lease under ASC 842 and are accounted for under ASC 606. In addition, the Company is considered to be the principal in these arrangements and therefore records its share of revenue generated under participation agreements and space lease agreements with revenue share provisions on a gross basis with the business location’s share of revenue recorded as gaming expenses.
Under space lease agreements, the Company pays a fixed monthly rental fee for the right to install, maintain and operate its slot machines at a business location and the Company holds exclusively the applicable gaming license allowing the Company to operate slots in the named location. Under these arrangements, the Company is considered the lessee and its fixed monthly rental payments are included in the calculation of the Company’s right of use liability under ASC 842.
3.Please expand your response to comment 3 to describe how the gaming wagers are highly variable in a way that a proportional allocation does not faithfully depict the amount of consideration to which the entity expects to be entitled in exchange for the underlying goods or services.
Response:
With respect to gaming wagers at our casino properties and our distributed gaming locations, there is a wide disparity of wagering options ranging from $0.01 to $10,000 per bet. The outcome of each wager is based on the results of the game of chance and can result in either a win, lose or draw by our customer. The amount wagered, frequency of wagering, patron betting habits, and outcomes of the games of chance are unpredictable. As a result, no stand-alone selling price of a gaming transaction is determinable and as a result the residual approach is utilized to represent the net revenue ascribed to the gaming wager.
4.We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.
Response:
With respect to consistency in regulatory environment, we noted the following:

a.9 of our 10 resort casino properties operate in Nevada and are regulated by Nevada Gaming Control Board. Our Rocky Gap property located in Maryland is regulated by Maryland State Lottery & Gaming Control Agency and regulatory requirements are consistent with Nevada’s framework.
b.Both regulatory bodies require us to submit compliance reports and we are subject to oversight and licensing requirements for the Company’s key personnel and business entities.
c.For distributed gaming operations in Montana, all of our location agreements are structured similar to our participation arrangements in Nevada.
d.Licensing requirements in Montana are similar to restricted gaming licenses (limiting the number of machines and game types) in Nevada.
In evaluating the similarity of economic characteristics within both our Casinos and Distributed Gaming segments, we look at both historical and current trends as well as our expectations of future results, particularly in light of the significant impact COVID-19 has had on our recent operating results. Attachment II includes an analysis of Adjusted EBITDA margin by operating segment for both our Casinos and Distributed Gaming reporting segments. The analysis includes the Adjusted EBITDA margins using 2018, 2019, 2020 and 10 months of 2021 actual results and four-year average.
. The deviations observed in the Adjusted EBITDA margins for some of our operating segments within each of the reportable segments in 2020 and 2021 are primarily attributable to the impact of the COVID-19 pandemic on our operations, particularly as it relates to staffing levels, occupancy restrictions and temporary closures of restaurants and other facilities within our casinos and distributed gaming facilities. It is our expectation that in the future, the operating segments within each of the reportable segments will again demonstrate similar long-term average Adjusted EBITDA margins as the Company continues to evolve its business and normalizes its post-pandemic operations. As operations amongst our operating segments continue to normalize in 2022 and beyond, we will continually evaluate the consistency in economic characteristics in evaluating our aggregation of our operating segments.
We also confirm that we will continue to provide the segment disclosures (Segment Adjusted EBITDA) discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.
Form 10-Q for the Fiscal Quarter Ended September 30, 2021
Consolidated Financial Statements
Note 10 - Segment Information, page 15
5.Please do not refer to your reportable segments as reportable operating segments here or elsewhere in your filings, since your reportable segments are different from your operating segments. Also, if total adjusted EBITDA is not the total segment measure presented for purposes of satisfying the reconciliation requirement in ASC 280-10-50-30(b), it appears to represent a non-GAAP measure. Please either:
(a) remove the newly-added subtotal called reportable segment adjusted EBITDA or (b) tell us your basis for:
• presenting total adjusted EBITDA in your segment footnote,
• reconciling from net income (loss) to total adjusted EBITDA (rather than reportable segment adjusted EBITDA) and
• not including Corporate and Other amounts (broken out into smaller components) in a reconciliation from net income (loss) to reportable segment adjusted EBITDA.
Refer to ASC 280-10-50-31.
Response:
In all future filings, we will replace all references of “Reportable Operating Segments” with “Reportable Segments.” In future filings, we will remove the newly-added subtotal called reportable segment adjusted EBITDA Total Adjusted EBITDA and the breakout of total Adjusted EBITDA between Casinos, Distributed Gaming, and Corporate and Other is the measure that will be reported and will be reconciled to net income (loss). Attachment III includes a revised format to our segment income statement chart.

If our response does not address the Staff’s comments, we would like to schedule a call to review any of your concerns. Please contact me as needed with any questions to our response, I can be reached at 702-891-4266 or at cprotell@goldenent.com.
Regards,

/s/ Charles H. Protell

Charles H. Protell
Golden Entertainment, Inc.
President and Chief Financial Officer

Cc: Ryan H. Cupersmith, Ernst & Young LLP
Steven Stokdyk, Latham & Watkins LLP
Ann Buckingham, Latham & Watkins LLP
Tom Haas, Golden Entertainment, Inc., Senior Vice President & Chief Accounting Officer

Attachment I
Table 1 - Income Statement:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Revenues
Gaming	$193,167	$145,521	$575,124	$329,413
Food and beverage	44,271	28,685	123,013	80,400
Rooms	31,566	22,505	80,213	54,097
Other	13,418	8,685	36,235	24,617
Total revenues	282,422	205,396	814,585	488,527
Operating expenses
Gaming	106,301	76,128	309,478	189,471
Food and beverage	32,182	22,654	85,256	67,280
Rooms	13,220	11,111	35,213	29,652
Other operating	4,635	2,748	10,430	9,279
Selling, general and administrative	54,457	52,156	161,333	135,657
Depreciation and amortization	26,474	31,551	80,342	94,637
Loss (gain) on disposal of assets	(72)	(474)	747	817
Preopening expenses	3	73	232	187
Impairment of goodwill and intangible assets	—	—	—	27,872
Total operating expenses	237,200	195,947	683,031	554,852
Operating income (loss)	45,222	9,449	131,554	(66,325)
Non-operating (expense) income
Other non-operating income	—	—	60,000	—
Interest expense, net	(15,535)	(16,422)	(47,752)	(51,575)
Loss on debt extinguishment and modification	(759)	—	(759)	—
Change in fair value of derivative	—	—	—	(1)
Total non-operating (expense) income, net	(16,294)	(16,422)	11,489	(51,576)
Income (loss) before income tax benefit (provision)	28,928	(6,973)	143,043	(117,901)
Income tax benefit (provision)	123	17	(366)	(241)
Net income (loss)	$29,051	$(6,956)	$142,677	$(118,142)

Table 2 - Revenues and Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Revenues
Casinos	$164,125	$135,314	$464,349	$302,716
Distributed Gaming	117,935	69,903	349,247	185,226
Corporate and other	362	179	989	585
Total revenues	$282,422	$205,396	$814,585	$488,527

Adjusted EBITDA
Casinos	$64,968	$50,759	$194,548	$84,616
Distributed Gaming	21,158	4,867	66,951	12,917
Corporate and other	(12,698)	(9,772)	(37,561)	(26,715)
Total Adjusted EBITDA	$73,428	$45,854	$223,938	$70,818
Table 3 - Adjusted EBITDA Reconciliation:

Net income (loss)	$29,051	$(6,956)	$142,677	$(118,142)
Adjustments
Other non-operating income	—	—	(60,000)	—
Depreciation and amortization	26,474	31,551	80,342	94,637
Change in non-cash lease expense	(143)	425	517	756
Share-based compensation	3,089	3,520	8,762	7,522
(Gain) Loss on disposal of assets	(72)	(474)	747	817
Loss on debt extinguishment and modification	759	—	759	—
Preopening and related expenses	3	73	232	412
Severance expenses	193	24	193	3,367
Impairment of goodwill and intangible assets	—	—	—	27,872
Other, net	(1,338)	1,286	1,591	1,760
Interest expense, net	15,535	16,422	47,752	51,575
Change in fair value of derivative	—	—	—	1
Income tax (benefit) provision	(123)	(17)	366	241
Total Adjusted EBITDA	$73,428	$45,854	$223,938	$70,818

Attachment II

	Adjusted EBITDA Margin
	2018	2019	2020	2021*	Average
Casinos
The STRAT	26.7%	24.6%	11.9%	32.5%	23.0%
Laughlin	n/a**	31.5%	32.3%	45.9%	36.6%
Decatur	35.4%	35.7%	46.0%	56.3%	43.4%
Boulder	23.7%	25.2%	36.4%	44.6%	32.5%
Pahrump	29.1%	31.8%	34.6%	46.3%	35.5%
Rocky Gap	28.8%	28.7%	28.2%	34.6%	30.1%

Distributed Gaming
Nevada Route	13.2%	14.5%	9.5%	17.2%	13.6%
Taverns	23.4%	16.0%	7.0%	30.0%	19.1%
Montana Route	13.2%	12.8%	11.5%	13.6%	12.8%
* Based on 10 months of actual performance.
** Did not become an operating segment till 2019.

Attachment III

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Revenues
Casinos
Gaming	$91,155	$83,549	$272,271	$170,664
Food and beverage	30,844	22,067	83,914	57,888
Room	31,566	22,505	80,213	54,097
Other	10,560	7,193	27,951	20,067
Casinos revenues	164,125	135,314	464,349	302,716
Distributed Gaming
Gaming	$102,012	$61,972	$302,853	$158,749
Food and beverage	13,427	6,618	39,099	22,512
Other operating	2,496	1,313	7,295	3,965
Distributed Gaming revenues	117,935	69,903	349,247	185,226
Corporate and other	362	179	989	585
Total Revenues	$282,422	$205,396	$814,585	$488,527

Adjusted EBITDA
Casinos	$64,968	$50,759	$194,548	$84,616
Distributed Gaming	21,158	4,867	66,951	12,917
Corporate and Other	(12,698)	(9,772)	(37,561)	(26,715)
Total Adjusted EBITDA	$73,428	$45,854	$223,938	$70,818
Adjustments
Other non-operating income	—	—	60,000	—
Depreciation and amortization	(26,474)	(31,551)	(80,342)	(94,637)
Change in non-cash lease expense	143	(425)	(517)	(756)
Share-based compensation	(3,089)	(3,520)	(8,762)	(7,522)
Gain (loss) on disposal of assets	72	474	(747)	(817)
Loss on debt extinguishment and modification	(759)	—	(759)	—
Preopening and related expenses	(3)	(73)	(232)	(412)
Severance expenses	(193)	(24)	(193)	(3,367)
Impairment of goodwill and intangible assets	—	—	—	(27,872)
Other, net	1,338	(1,286)	(1,591)	(1,760)
Interest expense, net	(15,535)	(16,422)	(47,752)	(51,575)
Change in fair value of derivative	—	—	—	(1)
Income tax benefit (provision)	123	17	(366)	(241)
Net income (loss)	$29,051	$(6,956)	$142,677	$(118,142)